1. Name and Address of Reporting Person
   Savage, Robert C.
   76 South Main Street
   Akron, OH 44308
   USA
2. Issuer Name and Ticker or Trading Symbol
   FirstEnergy Corp. (FE)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   03/03/2003 R1
5. If Amendment, Date of Original (Month/Day/Year)
   03/04/2003
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $22.56                                                    01/01/2010 Common                      8584    D
Options                                                                          Stock
(Right to
buy)
Stock       $31.69                                                    01/01/2011 Common                      5096    D
Options                                                                          Stock
(Right to
buy)
Stock       $31.7438                                                  01/01/2009 Common                      5110    D
Options                                                                          Stock
(Right to
buy)
Phantom     1 <F1>   03/03/2 03/03/2 A <F2> V  118          <F3>       <F3>      Common  118      $29.6900   5849.64 I       By
Stock Units          003     003                                                 Stock                       47 <F4>         State
                                                                                                                             Street

Explanation of Responses:

<F1>
1 for 1
<F2>
This amendment is being filed to remove a footnote that was attached to the transaction code on the original filing due to a computer error. The transaction being reported reflects an increase to the deferred stock account of this Director for board compensation fees. In order for the computer to recognize this amendment, it had to be marked as a voluntary transaction.
<F3>
In accordance with the terms and conditions of the Amended FirstEnergy Corp. Deferred Compensation Plan for Directors.
<F4>
Represents number of shares beneficially owned as of March 3, 2003.

SIGNATURE OF REPORTING PERSON
/s/ Robert C. Savage

DATE
03/06/2003